

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2018

Jason R. Bates
Executive Vice President and Chief Financial Officer
USA Truck, Inc.
3200 Industrial Park Road
Van Buren, Arkansas
72956

      Re: USA Truck, Inc.
          Form 10-K for the Year Ended December 31, 2017
          Filed February 28, 2018
          Form 10-Q for the Quarterly Period Ended March 31, 2018
          Filed April 30, 2018
          File No. 001-35740

Dear Mr. Bates:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Transportation and Leisure